UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

The Talbots, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

874161102

(CUSIP Number)

Robert F. Wall, Esq.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5699

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer

This statement constitutes Amendment No. 7 to the Schedule 13D relating to the Common Stock, par value $0.01 (the “Shares”), issued by The Talbots, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on August 1, 2011 (the “Initial Schedule 13D”), Amendment No. 1 to the Initial Schedule 13D filed on December 6, 2011, Amendment No. 2 to the Initial Schedule 13D filed on January 30, 2012, Amendment No. 3 to the Initial Schedule 13D filed on May 7, 2012, Amendment No. 4 to the Initial Schedule 13D filed on May 15, 2012, Amendment No. 5 to the Initial Schedule 13D filed on May 22, 2012 and Amendment No. 6 to the Initial Schedule 13D filed on June 1, 2012 on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following:

On June 12, 2012, TLB Holdings LLC, a Delaware limited liability company (“Parent”), TLB Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and the Issuer entered into a Waiver to Agreement and Plan of Merger (the “Waiver”) with respect to the Agreement and Plan of Merger, dated May 30, 2012, by and among Parent, Merger Sub and the Issuer (the “Merger Agreement”).  Pursuant to the Waiver, Parent, Merger Sub and the Issuer agreed to extend the time period in which the Offer (as defined in the Merger Agreement) must be commenced from 10 business days after the date of the Merger Agreement to 12 business days after the date of the Merger Agreement.

The foregoing description of the Waiver is qualified in its entirety by reference to the full text of the Waiver, a copy of which is attached hereto as Exhibit 11 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

On June 12, 2012, Parent, Merger Sub and the Issuer entered into the Waiver, a discussion of which is contained in Item 4 hereof and is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended by adding the following: Exhibit 11 Waiver to Agreement and Plan of Merger, dated June 12, 2012, by and among The Talbots, Inc., TLB Holdings LLC and TLB Merger Sub Inc.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2012

SYCAMORE PARTNERS, L.P.

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS GP, L.L.C.

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS MM, L.L.C.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY

ALLIGATOR INVESTORS, L.L.C.

By:	Sycamore Partners, L.P.
its Managing Member

By:	Sycamore Partners, GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny

Managing Member

PANTHER INVESTORS, L.L.C.

By:	Sycamore Partners, L.P.
its Managing Member

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

EXHIBIT INDEX

Exhibit	Description
11	Waiver to Agreement and Plan of Merger, dated June 12, 2012, by and among The Talbots, Inc., TLB Holdings LLC and TLB Merger Sub Inc.